EXHIBIT 21.1

List of Subsidiaries*

Jurisdiction of Incorporation
Fusus, LLC	Delaware, United States of America
Dedrone Holdings, Inc.	Delaware, United States of America

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Axon Enterprise, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.